==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 29, 2000 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ______________ to ______________


                         COMMISSION FILE NO. 1-10863


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                             BRISTOL COMPRESSORS
                          THRIFT AND RETIREMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        YORK INTERNATIONAL CORPORATION
                          631 South Richland Avenue
                           York, Pennsylvania 17403



==============================================================================

                                    INDEX

Item                                                                           Page
----                                                                           ----
Signature....................................................................... 2
Financial Statements and Supplemental Schedule.................................. 3
Exhibit Index................................................................... 16
Exhibit......................................................................... 17

                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       BRISTOL COMPRESSORS
                                       THRIFT AND RETIREMENT PLAN



Date:  June 25, 2001                   By:   /s/ Jane G. Davis
     ----------------------               --------------------------------
                                       Jane G. Davis
                                       Member, Pension and Investment Committee

                             BRISTOL COMPRESSORS
                          THRIFT AND RETIREMENT PLAN

                             Financial Statements
                                     and
                            Supplemental Schedule

                          December 29, 2000 and 1999

                         INDEPENDENT AUDITORS' REPORT


Pension and Investment Committee
Bristol Compressors Thrift and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the Bristol Compressors Thrift and Retirement Plan as of December 29, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 29, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bristol Compressors Thrift and Retirement Plan as of December 29, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 29, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/KPMG LLP

June 15, 2001

                              BRISTOL COMPRESSORS

                          THRIFT AND RETIREMENT PLAN

               Statements of Net Assets Available for Benefits

                          December 29, 2000 and 1999


                                      ASSETS                             2000              1999
                                                                    ----------------  ----------------
Investments:
    At fair value                                                  $     38,376,651        36,339,818
    Participant notes receivable, at cost                                 2,882,232         2,057,543
                                                                    ----------------  ----------------

            Total investments                                            41,258,883        38,397,361
                                                                    ----------------  ----------------

Receivables:
    Employer's contribution                                                 259,420           221,958
    Participants' contributions                                             209,537           202,308
    Interest                                                                 19,726            14,527
                                                                    ----------------  ----------------

            Total receivables                                               488,683           438,793
                                                                    ----------------  ----------------

            Total assets                                                 41,747,566        38,836,154

                                     LIABILITIES

Accrued expenses                                                              8,000                --
                                                                    ----------------  ----------------

Net assets available for benefits                                  $     41,739,566        38,836,154
                                                                    ================  ================

See accompanying notes to financial statements.

                             BRISTOL COMPRESSORS

                          THRIFT AND RETIREMENT PLAN

          Statement of Changes in Net Assets Available for Benefits

                         Year ended December 29, 2000


                                             ADDITIONS
Additions to net assets attributed to:
    Investment income:
       Net (depreciation) in fair value of investments                              $      (3,932,587)
       Interest and dividends                                                               3,058,357

    Contributions:
       Employer's                                                                           2,522,789
       Participants'                                                                        2,745,726
                                                                                      ----------------
            Total additions                                                                 4,394,285
                                                                                      ----------------

                                             DEDUCTIONS

Deductions from net assets attributed to:
    Benefits paid to participants                                                           1,454,884
    Administrative expenses                                                                    35,989
                                                                                      ----------------
            Total deductions                                                                1,490,873
                                                                                      ----------------
            Net increase                                                                    2,903,412

Net assets available for benefits:
    Beginning of period                                                                    38,836,154
                                                                                      ----------------

    End of period                                                                   $      41,739,566
                                                                                      ================

See accompanying notes to financial statements.

                             BRISTOL COMPRESSORS

                          THRIFT AND RETIREMENT PLAN

                        Notes to Financial Statements

                          December 29, 2000 and 1999




(1)   PLAN DESCRIPTION

      The following description of the Bristol Compressors Thrift and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (a)  GENERAL

           The Plan, amended and restated effective October 1, 1997, covers the eligible employees of Bristol Compressors, Inc. and certain of its affiliated entities (the Company). It is a contributory savings plan whereby an employee becomes eligible for participation in the Plan when he or she has attained the age of 18 and completed at least 1,000 hours of service. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Company is wholly-owned by York International Corporation, the Plan Sponsor.

           Effective December 15, 2000, the Plan was amended to allow participants to make elective deferral contributions up to 16 percent and saving contributions up to ten percent, not to exceed 16 percent when combined.

           Effective December 29, 1999, the Plan Sponsor amended the Plan as follows:

           - Plan year changed from the 12-month period ending September 30 to the 12-month period beginning December 30 and ending December 29 except for the short plan year beginning October 1, 1999 and ending December 29, 1999.

           - For purposes of determining eligibility and vesting, participants who complete at least 1,000 hours of service during the period October 1, 1999 through September 30, 2000 shall be credited with a year of service.

           - For purposes of eligibility, to receive a profit sharing contribution with respect to the plan year beginning October 1, 1999 and ending December 29, 1999, a participant who completes at least 250 hours of service during such plan year will be credited with a year of service.

      (b)  CONTRIBUTIONS

           Each participant that elects to participate in the savings portion of the Plan, shall contribute after-tax savings contributions equal to one percent to ten percent of his or her eligible compensation to the Plan or pretax elective deferral amounts equal to one percent to 16 percent of his or her eligible compensation to the Plan, not to exceed 16 percent when combined. The Company shall contribute on behalf of each participant an amount equal to ten percent of the first five percent of the participant's contributions. The Company shall also contribute each year a profit sharing contribution to the Plan in amounts equal to 3.2 percent to
           4.0 percent of compensation, as defined and limited in the Plan, to participants who have completed a Year of Service and are employed on the last day of the Plan Year.
                                                                     (Continued)

                             BRISTOL COMPRESSORS

                          THRIFT AND RETIREMENT PLAN

                        Notes to Financial Statements

                          December 29, 2000 and 1999



      (c)  INVESTMENT OPTIONS

           Upon enrollment in the Plan, a participant may direct employee contributions in 10 percent increments in any of fifteen investment options.

              The "Fixed Income Fund" is a common collective trust which enters into guaranteed investment contracts (GICs) with various insurance carriers to provide a guaranteed rate of return. The Fixed Income Fund does not provide a guaranteed rate of return to the Plan and accordingly, is not considered to be a GIC of the Plan.

              The "Puritan Fund" is a mutual fund which seeks to obtain income and capital growth by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

              The "Magellan Fund" is a mutual fund which seeks capital appreciation by investing primarily in common stock, and securities convertible into common stock, of U.S., multinational, and foreign companies of all sizes that offer potential for growth.

              The "Equity Income Fund" is a growth and income mutual fund which seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

              The "Growth & Income Fund" is a mutual fund which seeks high total return through a combination of current income and capital appreciation. It invests in securities of companies that pay current dividends and offer potential growth of earnings, such as common stocks, securities convertible into common stocks, preferred stocks and fixed-income securities.

              The "OTC Portfolio Fund" is a growth mutual fund. It seeks capital appreciation by investing primarily in securities traded on the over-the-counter (OTC) market. Securities in which the fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York and American Stock Exchanges.

              The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally at least 65% of the fund's total assets will be invested in foreign securities.
                                                                     (Continued)

                             BRISTOL COMPRESSORS

                          THRIFT AND RETIREMENT PLAN

                        Notes to Financial Statements

                          December 29, 2000 and 1999



              The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

              The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2000.

              The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2010.

              The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2020.

              The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2030.

              The "Spartan U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

              The "U.S. Bond Index Fund" is an income fund. It seeks investment results that try to duplicate the composition and total return of the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade fixed-rate debt index, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) securities or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.
                                                                     (Continued)

                             BRISTOL COMPRESSORS

                          THRIFT AND RETIREMENT PLAN

                        Notes to Financial Statements

                          December 29, 2000 and 1999

              The "York International Stock Fund" is an unmanaged non-diversified investment option consisting primarily of York International Corporation common stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International Corporation common stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International Corporation common stock. If participants choose to invest in the York International Stock Fund, the following restrictions will apply to their investment:

              - Limitation on New Contributions - participants will only be permitted to invest up to 20% of any new contributions to the Plan in the York International Stock Fund.

              - No Rollover Purchase - participants will not be permitted to invest any portion of a rollover contribution in the York International Stock Fund.

              - No Transfers from Other Funds into the York International Stock Fund - although participants will be able to continue to make exchanges between other investment funds, participants will not be permitted to transfer amounts that are invested in another investment fund into the York International Stock Fund.

              - Sales of York International Stock Fund must occur during a window period - although participants will be permitted to sell any portion of their investment in the York International Stock Fund and invest the proceeds of that sale into another investment fund, any sale can only occur during a "window" period that will be established by the Plan Sponsor. Throughout the year, participants will be notified of upcoming window periods.

           Participants may change their investment options monthly.

      (d)  PARTICIPANT NOTES RECEIVABLE

           Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Receivable fund. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed or variable rate of interest commensurate with the interest rates charged by persons in the business of lending money on a national basis for loans that would be made under similar circumstances. Interest rates range from 9.0 percent to 9.75 percent. Principal and interest is paid ratably through quarterly payroll deductions.
                                                                     (Continued)

                             BRISTOL COMPRESSORS

                          THRIFT AND RETIREMENT PLAN

                        Notes to Financial Statements

                          December 29, 2000 and 1999


      (e)  PARTICIPANT ACCOUNTS

           Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and,
           (b) Plan earnings, and charged with an allocation of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      (f)  VESTING

           Participants are immediately vested in their contributions and their employer matching contributions plus actual earnings thereon. Vesting in the Company's profit sharing contribution account plus actual earnings thereon is based on years of service. A participant is 100 percent vested after seven years of credited service, as follows:

                      Years of                         Vested
                      vesting service              percentage
                      ---------------------------------------
                      Less than 1                         0 %
                      1                                  10
                      2                                  20
                      3                                  30
                      4                                  40
                      5                                  60
                      6                                  80
                      7                                 100
                      ---------------------------------------





      (g)  PAYMENT OF BENEFITS

           On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or an annuity. For the York International Stock Fund, participants may elect to receive cash or shares of York International Corporation stock and cash, with cash representing the value of any fractional share. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account.

      (h)  FORFEITED ACCOUNTS

           At December 29, 2000 and 1999, forfeited nonvested accounts totaled $268,875 and $185,133, respectively. These accounts will be used to reduce future employer contributions. In 2000, employer contributions were not reduced by forfeited nonvested accounts.

      (i)  RECLASSIFICATION

           Certain 1999 amounts have been reclassified to conform with 2000 classifications.
                                                                     (Continued)

                             BRISTOL COMPRESSORS

                          THRIFT AND RETIREMENT PLAN

                        Notes to Financial Statements

                          December 29, 2000 and 1999


(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)  BASIS OF ACCOUNTING

           The financial statements of the Plan are prepared on the accrual basis of accounting.

      (b)  INVESTMENT VALUATION AND INCOME RECOGNITION

           All investment options, except for Participant Notes Receivable, are stated at fair value as reported by the Trustee. Participant Notes Receivable are valued at cost which approximates fair value.

           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      (c)  ADMINISTRATIVE EXPENSES

           Certain administrative expenses are paid by the Plan Sponsor.

      (d)  USE OF ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      (e)  PAYMENT OF BENEFITS

           Benefits are recorded when paid.

      (f)  NEW ACCOUNTING PRONOUNCEMENTS

           In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

           SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan Financial statements would be immaterial.
                                                                     (Continued)

                             BRISTOL COMPRESSORS

                          THRIFT AND RETIREMENT PLAN

                        Notes to Financial Statements

                          December 29, 2000 and 1999


(3)   INVESTMENTS

      In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 and 1999 financial statements.

      The following table separately identifies those investments which represent 5 percent or more of the Plan's net assets.

                                                           2000               1999
                                                      ---------------    ---------------
         Mutual Funds:
            Fixed Income Fund (1)                   $  14,581,875         15,250,384
            Magellan Fund                               5,881,702          5,781,109
            OTC Portfolio Fund                          2,915,746          1,944,387
            Freedom 2010 Fund                           2,859,289          2,535,609
            Freedom 2020 Fund                           2,708,110          2,220,655
            Freedom 2030 Fund                           2,107,926          1,717,274
            Other                                       7,322,003          6,890,400

         Participant Notes Receivable                   2,882,232          2,057,543
                                                      ---------------    ---------------

                                                    $  41,258,883         38,397,361
                                                      ===============    ===============

             (1) Includes nonparticipant-directed unallocated forfeited nonvested accounts of $294,340 and $196,733 at December 29, 2000 and 1999, respectively. The increase is attributable to additional forfeited nonvested accounts of $83,742 for the year ended December 29, 2000.


      During the year ended December 29, 2000, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the period) depreciated in value by $3,932,587.


(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $27,989 for the year ended December 29, 2000.

      In addition, the Plan may invest in a fund containing common stock of the Plan sponsor, York International Corporation, and therefore, these transactions qualify as party-in-interest transactions.
                                                                     (Continued)

                             BRISTOL COMPRESSORS

                          THRIFT AND RETIREMENT PLAN

                        Notes to Financial Statements

                          December 29, 2000 and 1999



(5)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


(6)   TAX STATUS

      The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(7)   SUBSEQUENT EVENT

      Effective January 1, 2001, the plan was amended to allow Profit Sharing Contributions to be made on an annual basis or at more frequent intervals as determined by the Employer.

                                                                    SCHEDULE 1

                             BRISTOL COMPRESSORS

                          THRIFT AND RETIREMENT PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                              December 29, 2000



                                                                                 CURRENT
  IDENTITY OF ISSUER                 DESCRIPTION OF INVESTMENT                    VALUE
------------------------        ------------------------------------          --------------
*   Fidelity Investments        Fixed Income Fund (1)                       $    14,581,875
*   Fidelity Investments        Puritan Fund                                      1,058,711
*   Fidelity Investments        Magellan Fund                                     5,881,702
*   Fidelity Investments        Equity Income Fund                                  861,791
*   Fidelity Investments        Growth & Income Fund                              1,598,699
*   Fidelity Investments        OTC Portfolio Fund                                2,915,746
*   Fidelity Investments        Overseas Fund                                       479,423
*   Fidelity Investments        Freedom Income Fund                                  56,711
*   Fidelity Investments        Freedom 2000 Fund                                 1,084,597
*   Fidelity Investments        Freedom 2010 Fund                                 2,859,289
*   Fidelity Investments        Freedom 2020 Fund                                 2,708,110
*   Fidelity Investments        Freedom 2030 Fund                                 2,107,926
*   Fidelity Investments        Spartan U.S. Equity Index Fund                    1,639,459
*   Fidelity Investments        U.S. Bond Index Fund                                542,612
                                Participant Notes Receivable
                                   (interest of 9.0% - 9.75%)                     2,882,232
                                                                              --------------
                                                                            $    41,258,883
                                                                              ==============

*   Party-in-Interest

(1) Includes nonparticipant-directed amounts at cost and current value of $294,340.

                                EXHIBIT INDEX


EXHIBIT NO.           DOCUMENT
-----------           --------

23                    Consent of Independent Auditors